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November 23, 2010	212.408.2501 www.bakerbotts.com	MOSCOW
NEW YORK
Via EDGAR		PALO ALTO
Securities and Exchange Commission		RIYADH
100 F Street, NE		WASHINGTON
Washington, D.C. 20549
Attention: Ajay Koduri, Attorney-Advisor

Re:	Liberty Media Corporation
Preliminary Schedule 14A (File No. 001-33982)

Mr. Koduri:

Liberty Media Corporation (“Liberty Media”) has previously filed, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its preliminary Schedule 14A (the “Proxy Statement/Prospectus”) on October 20, 2010.

Set forth below is a response to comment 1 contained in your letter to Liberty Media, dated November 10, 2010 (the “SEC Letter”), regarding the Proxy Statement/Prospectus. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.  Please note that we intend to provide a response to comment 2 contained in the SEC Letter upon Liberty Media’s filing of Amendment No. 1 to the Proxy Statement/Prospectus.  We anticipate that the date of this filing will be the week of December 6, 2010.

Outstanding Issues

1.                                       Comment:  Please tell us why you believe Liberty Media’s redemption of Liberty Capital tracking stock and Liberty Starz tracking stock does not constitute a tender offer subject to Exchange Act Rule 13e-4. To the extent Liberty Media is relying on the exception contained in Rule 13e-4(h)(1), please provide a detailed analysis as to the applicability of such exception to the redemptions, including a discussion of the material terms and conditions of the redemptions contained in the governing instruments.

Response:  We believe that Liberty Media’s redemption of Liberty Capital tracking stock and Liberty Starz tracking stock (the “redemption”) does not constitute a tender offer subject to Exchange Act Rule 13e-4.  The exception provided by paragraph (h)(1) of Rule 13e-4 applies because this transaction constitutes a redemption of securities in accordance with the terms and conditions of Liberty Media’s restated certificate of incorporation (the “charter”).

Paragraph (e)(i) of Section A.2 of the charter provides that Liberty Media may redeem outstanding shares of Liberty Capital common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty Capital Group, provided that Liberty Media’s board of directors seeks and receives the approval of such redemption from holders of Liberty Capital common stock, voting together as a separate class. Similarly, paragraph (f)(i) of Section A.2 of the charter provides that Liberty Media may redeem outstanding shares of Liberty Starz common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty Starz Group, provided that Liberty Media’s board of directors seeks and receives the approval of such redemption from holders of Liberty Starz common stock, voting together as a separate class.

Under paragraph (e)(iv)(C) of Section A.2 of the charter, if the requisite approval of the holders of Liberty Capital common stock is obtained, then Liberty Media must announce by press release, among other things: (i) that Liberty Media intends to redeem shares of its Liberty Capital common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty Capital group, (ii) if applicable, the date on which Liberty Media will determine which shares of Liberty Capital common stock shall be redeemed (which, if applicable, will not be earlier than the 10th day following the date of the press release), and (iii) the date of such redemption (which will not be later than the 85th trading date following the date of the press release).  In addition, the charter also stipulates that, not less than 15 days prior to the date of the redemption, Liberty Media will be required to give notice of the redemption to holders of Liberty Capital common stock whose shares are to be redeemed. This notice must include, among other items specified in the charter, (i) the date of the redemption, (ii) the number of shares that will be redeemed, (iii) the class or series of securities of the subsidiary to be received with respect to each share of each series of Liberty Capital common stock being redeemed, and (iv) the place where certificates representing the shares to be redeemed may be surrendered.  Paragraph (f)(iv)(C) of Section A.2 of the charter provides corresponding terms and conditions of redemption with respect to the Liberty Starz common stock.

As the charter sets forth specific terms and conditions upon which the redemption may be effected, including those described above, we believe that the exemption provided by paragraph (h)(1) of Rule 13e-4 properly applies to this transaction.

Liberty Media has authorized us to inform you that it acknowledges:

•	it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement/Prospectus;

•

staff comments or changes to disclosure in response to staff comments in the Proxy Statement/Prospectus reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement/Prospectus; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing response to the SEC Letter or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Media Corporation
Charles Y. Tanabe

KPMG LLP
Arnold Hoy